Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012
	(in thousands)
Earnings:
Net loss	$(57,767)	$(93,240)	$(66,562)	$(51,915)	$(28,058)	$(27,075)
Add: Fixed charges	914	1,884	1,946	1,089	527	83

Earnings as defined	$(56,853)	$(91,356)	$(64,616)	$(50,826)	$(27,531)	$(26,992)
Fixed Charges:
Interest expensed	846	1,530	1,427	644	220	—
Estimated interest component of rent expenses	68	354	519	445	307	83

Total fixed charges	914	1,884	1,946	1,089	527	83

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings were insufficient to cover fixed charges by approximately $57.8 million, $93.2 million, $66.6 million, $51.9 million, $28.1 million and $27.1 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, and the six months ended June 30, 2012, respectively.